UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Second Quarter of Fiscal 2012

We, LDK Solar Co., Ltd., have reported our unaudited financial results for the second quarter ended June 30, 2012. All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Second Quarter Highlights

•	Net sales of $235.4 million;

•	Shipped 316.7 megawatts (MW) of wafers, 135.6 MW of cells and modules in the second quarter;

•	Produced a total of approximately 538.1 metric tons (MT) of polysilicon during the second quarter; and

•	Produced a total of approximately 90.8 MW of cells during the second quarter.

Net sales for the second quarter of fiscal 2012 were $235.4 million, compared to $200.1 million for the first quarter of fiscal 2012, and $499.4 million for the second quarter of fiscal 2011.

Gross loss for the second quarter of fiscal 2012 was $92.0 million, compared to gross loss of $131.0 million in the first quarter of fiscal 2012, and gross profit of $11.0 million for the second quarter of fiscal 2011.

Gross margin for the second quarter of fiscal 2012 was negative 39.1%, compared to negative 65.5% in the first quarter of fiscal 2012, and positive 2.20% in the second quarter of fiscal 2011.

During the preparation of our second quarter 2012 financial results, our management determined that an inventory write-down and a provision for firm purchase commitment totaling $35.1 million was required as a result of the relatively high production cost of polysilicon in the second quarter and a continuous drop in the market price for polysilicon, wafers, cells and modules. As a result, gross margin and results from operations were negatively impacted in the second quarter of fiscal 2012.

Loss from operations for the second quarter of fiscal 2012 was $172.7 million, compared to loss from operations of $135.8 million for the first quarter of fiscal 2012, and loss from operations of $47.9 million for the second quarter of fiscal 2011. As a part of our liquidity plan, we entered into several sales agreements to sell some of our real estate properties and land use rights to local government authorities during the second quarter of 2012. As a result, $30.5 million of impairment loss for property, plant and equipment was recorded for the excess of book value to sales price.

Operating margin for the second quarter of fiscal 2012 was negative 73.4% compared to negative 67.9% in the first quarter of fiscal 2012, and negative 9.6% in the second quarter of fiscal 2011.

Income tax benefit for the second quarter of fiscal 2012 was $23.7 million, compared to income tax benefit of $15.6 million in the first quarter of fiscal 2012 and income tax expense of $6.7 million in the second quarter of fiscal 2011.

Net loss available to our shareholders for the second quarter of fiscal 2012 was $254.3 million, or a loss of $2.00 per diluted ADS, compared to a net loss of $185.2 million, or a loss of $1.46 per diluted ADS for the first quarter of fiscal 2012 and net loss of $87.7 million, or a loss of $0.62 per diluted ADS for the second quarter of fiscal 2011. The number of shares for calculating diluted ADS was approximately 127.2 million for the second quarter of fiscal 2012.

During the second quarter of 2012, we recorded $12 million expense in interest expense related to the unrecorded fair value change of certain interest rate swap contracts entered into in prior years. We performed SAB 108 analysis and does not believe that the misstatement described above is material to our results of operations, financial position or cash flows for any of our financial statements previously filed and for the year ending December 31, 2012. Accordingly, we corrected the misstatement in the second quarter of 2012 with no adjustment to previously filed financial statements.

We ended the second quarter of fiscal 2012 with $296.2 million in cash and cash equivalents and $523.4 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	06/30/2012	03/31/2012
Assets
Current assets
Cash and cash equivalents	296,193	135,699
Pledged bank deposits	523,383	603,346
Trade accounts and bills receivable, net	342,174	485,316
Inventories	467,148	555,293
Prepayments to suppliers, net	37,035	38,436
Other current assets	350,320	312,182

Total current assets	2,016,253	2,130,272
Property, plant and equipment, net	3,728,797	3,828,231
Deposits for purchases of property, plant and equipment and land use rights	169,442	153,368
Land use rights	285,214	307,902
Prepayments to suppliers expected to be utilized beyond one year, net	9,519	10,365
Pledged bank deposits—non-current	30,713	43,955
Investments in associates and a jointly-controlled entity	11,893	65,025
Other non-current assets	149,407	98,090

Total assets	6,401,238	6,637,208

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,430,973	2,250,841
Trade accounts and bills payable	1,032,861	1,249,928
Advance payments from customers, current installments	181,823	218,639
Accrued expenses and other payables	783,859	719,886
Convertible senior notes, less debt discount—current	23,755	—
Other financial liabilities	65,221	54,169

Total current liabilities	4,518,492	4,493,463
Long-term borrowings, excluding current installments	854,172	889,879
RMB-denominated US$-settled senior notes, less debt discount and Convertible senior notes—non-current	257,870	282,854
Advance payments from customers—non-current	101,033	112,093
Other liabilities	223,055	183,373

Total liabilities	5,954,622	5,961,662

Redeemable non-controlling interests	254,444	228,218

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	171,917	432,487
Non-controlling interests	20,255	14,841

Total equity	192,172	447,328

Total liabilities and equity	6,401,238	6,637,208

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	06/30/2012	03/31/2012
Net sales	235,361	200,103
Cost of goods sold	(327,356)	(331,137)

Gross loss	(91,995)	(131,034)
Selling expenses	(11,043)	(9,168)
General and administrative expenses	(34,410)	11,212
Research and development expenses	(4,707)	(6,848)
Impairment loss for property, plant and equipment	(30,504)	—

Total operating expenses	(80,664)	(4,804)

Loss from operations	(172,659)	(135,838)
Other income (expenses):
Interest income	3,414	2,386
Interest expense and amortization of debt issuance costs and debt discount	(75,547)	(65,805)
Foreign currency exchange (loss) gain, net	(6,913)	1,009
Others, net	(435)	5,490

Loss before income tax	(252,140)	(192,758)
Income tax benefit	23,707	15,600

Net loss	(228,433)	(177,158)
Loss attributable to non-controlling interests	1,037	338
Loss attributable to redeemable non-controlling interests	6,082	7,497
Net loss attributable to LDK Solar Co., Ltd. shareholders	(221,314)	(169,323)
Accretion to redemption value of redeemable non-controlling interests	(33,027)	(15,846)

Net loss available to LDK Solar Co., Ltd. shareholders	(254,341)	(185,169)

Net loss per ADS, Diluted	$(2.00)	$(1.46)

Unaudited Condensed Consolidated Statement

of Comprehensive Income Information

Net loss	(228,433)	(177,158)
Other comprehensive (loss) income
Foreign currency exchange translation adjustment, net of nil tax	(6,486)	4,614
Fair value changes in available-for-sale equity security, net of tax effect	(2,693)	605
Comprehensive loss	(237,612)	(171,939)
Less: comprehensive loss attributable to noncontrolling interests	(1,368)	(326)
Less: comprehensive loss attributable to redeemable noncontrolling interests	(6,801)	(7,322)
Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(229,443)	(164,291)

Incorporation by Reference

This report on Form 6-K (except for our press release attached hereto as Exhibit 99.3) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

Exhibit

Attached hereto as Exhibit 99.3 is the press release we issued on September 17, 2012 relating to our unaudited financial results for the second quarter 2012, which is furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: September 17, 2012

Exhibit 99.3

LDK Solar Reports Financial Results for Second Quarter of Fiscal 2012

Xinyu City, China and Sunnyvale, California, September 17, 2012 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today reported its unaudited financial results for the second quarter ended June 30, 2012.

All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Second Quarter Highlights:

•	Net sales of $235.4 million;

•	Shipped 316.7 megawatts (MW) of wafers, 135.6 MW of cells and modules in the second quarter;

•	Produced a total of approximately 538.1 metric tons (MT) of polysilicon during the second quarter; and

•	Produced a total of approximately 90.8 MW of cells during the second quarter.

Net sales for the second quarter of fiscal 2012 were $235.4 million, compared to $200.1 million for the first quarter of fiscal 2012, and $499.4 million for the second quarter of fiscal 2011.

Gross loss for the second quarter of fiscal 2012 was $92.0 million, compared to gross loss of $131.0 million in the first quarter of fiscal 2012, and gross profit of $11.0 million for the second quarter of fiscal 2011.

Gross margin for the second quarter of fiscal 2012 was negative 39.1%, compared to negative 65.5% in the first quarter of fiscal 2012, and positive 2.20% in the second quarter of fiscal 2011.

During the preparation of its second quarter 2012 financial results, LDK Solar’s management determined that an inventory write-down and a provision for firm purchase commitment totaling $35.1 million was required as a result of the relatively high production cost of polysilicon in the second quarter and a continuous drop in the market price for polysilicon, wafers, cells and modules. As a result, gross margin and results from operations were negatively impacted in the second quarter of fiscal 2012.

Loss from operations for the second quarter of fiscal 2012 was $172.7 million, compared to loss from operations of $135.8 million for the first quarter of fiscal 2012, and loss from operations of $47.9 million for the second quarter of fiscal 2011. As a part of our liquidity plan, LDK Solar entered into several sales agreements to sell some of its real estate properties and land use rights to local government authorities during the second quarter of 2012. As a result, $30.5 million of impairment loss for property, plant and equipment was recorded for the excess of book value to sales price.

Operating margin for the second quarter of fiscal 2012 was negative 73.4% compared to negative 67.9% in the first quarter of fiscal 2012, and negative 9.6% in the second quarter of fiscal 2011.

Income tax benefit for the second quarter of fiscal 2012 was $23.7 million, compared to income tax benefit of $15.6 million in the first quarter of fiscal 2012 and income tax expense of $6.7 million in the second quarter of fiscal 2011.

Net loss available to LDK Solar’s shareholders for the second quarter of fiscal 2012 was $254.3 million, or a loss of $2.00 per diluted ADS, compared to a net loss of $185.2 million, or a loss of $1.46 per diluted ADS for the first quarter of fiscal 2012 and net loss of $87.7 million, or a loss of $0.62 per diluted ADS for the second quarter of fiscal 2011. The number of shares for calculating diluted ADS was approximately 127.2 million for the second quarter of fiscal 2012.

During the second quarter of 2012, LDK Solar recorded $12 million expense in interest expense related to the unrecorded fair value change of certain interest rate swap contracts entered into in prior years. LDK Solar performed SAB 108 analysis and does not believe that the misstatement described above is material to LDK Solar’s results of operations, financial position or cash flows for any of its financial statements previously filed and for the year ending December 31, 2012. Accordingly, LDK Solar corrected the misstatement in the second quarter of 2012 with no adjustment to previously filed financial statements.

LDK Solar ended the second quarter of fiscal 2012 with $296.2 million in cash and cash equivalents and $523.4 million in short-term pledged bank deposits.

“For the second quarter of 2012, our revenue was within the expected range as we saw wafer shipments increase sequentially,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Industry-wide competition and demand constraints continued to drive price declines across the entire solar supply chain and negatively impacted our margins and profitability.

“Turning to the third quarter, our outlook remains cautious as we expect to see continued near-term challenges facing our industry. We remain closely focused on managing costs and operating expenses through streamlining manufacturing operations, reducing production costs and improving utilization.

“We continue to believe that some markets such as China will begin to see improved demand in the second half of this year and expect growth opportunities in this market to continue to expand over the next several years,” concluded Mr. Peng.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.

For the third quarter of fiscal 2012, LDK Solar estimates its revenue to be in the range of $220 million to $260 million, wafer shipments between 190 MW and 240 MW, cells and module shipments between 140 MW and 180 MW.

For fiscal 2012, LDK Solar estimates its revenue to be in the range of $1.1 billion to $1.5 billion, polysilicon shipments between 1,100 MT and 1,400 MT, wafer shipments between 0.9 gigawatts (GW) and 1.2 GW, cell and module shipments between 550 MW and 750 MW and inverter shipments between 170 MW to 210 MW. LDK Solar expects PV system project construction to be in the range of 200 MW to 300 MW and to recognize between 110 MW and 150 MW through project sales and EPC services for 3rd party customers.

Conference Call Details

The LDK Solar Second Quarter 2012 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on September 17, 2012. To listen to the live conference call, please dial 877-941-1427 (within U.S.) or 480-629-9664 (outside U.S.) at 8:00 a.m. ET on September 17, 2012. An audio replay of the call will be available through September 27, 2012, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4563604#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	06/30/2012	03/31/2012
Assets
Current assets
Cash and cash equivalents	296,193	135,699
Pledged bank deposits	523,383	603,346
Trade accounts and bills receivable, net	342,174	485,316
Inventories	467,148	555,293
Prepayments to suppliers, net	37,035	38,436
Other current assets	350,320	312,182

Total current assets	2,016,253	2,130,272
Property, plant and equipment, net	3,728,797	3,828,231
Deposits for purchases of property, plant and equipment and land use rights	169,442	153,368
Land use rights	285,214	307,902
Prepayments to suppliers expected to be utilized beyond one year, net	9,519	10,365
Pledged bank deposits—non-current	30,713	43,955
Investments in associates and a jointly-controlled entity	11,893	65,025
Other non-current assets	149,407	98,090

Total assets	6,401,238	6,637,208

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,430,973	2,250,841
Trade accounts and bills payable	1,032,861	1,249,928
Advance payments from customers, current installments	181,823	218,639
Accrued expenses and other payables	783,859	719,886
Convertible senior notes, less debt discount—current	23,755	—
Other financial liabilities	65,221	54,169

Total current liabilities	4,518,492	4,493,463
Long-term borrowings, excluding current installments	854,172	889,879
RMB-denominated US$-settled senior notes, less debt discount and Convertible senior notes—non-current	257,870	282,854
Advance payments from customers—non-current	101,033	112,093
Other liabilities	223,055	183,373

Total liabilities	5,954,622	5,961,662

Redeemable non-controlling interests	254,444	228,218

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	171,917	432,487
Non-controlling interests	20,255	14,841

Total equity	192,172	447,328

Total liabilities and equity	6,401,238	6,637,208

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	06/30/2012	03/31/2012
Net sales	235,361	200,103
Cost of goods sold	(327,356)	(331,137)

Gross loss	(91,995)	(131,034)
Selling expenses	(11,043)	(9,168)
General and administrative expenses	(34,410)	11,212
Research and development expenses	(4,707)	(6,848)
Impairment loss for property, plant and equipment	(30,504)	—

Total operating expenses	(80,664)	(4,804)

Loss from operations	(172,659)	(135,838)
Other income (expenses):
Interest income	3,414	2,386
Interest expense and amortization of debt issuance costs and debt discount	(75,547)	(65,805)
Foreign currency exchange (loss) gain, net	(6,913)	1,009
Others, net	(435)	5,490

Loss before income tax	(252,140)	(192,758)
Income tax benefit	23,707	15,600

Net loss	(228,433)	(177,158)
Loss attributable to non-controlling interests	1,037	338
Loss attributable to redeemable non-controlling interests	6,082	7,497
Net loss attributable to LDK Solar Co., Ltd. shareholders	(221,314)	(169,323)
Accretion to redemption value of redeemable non-controlling interests	(33,027)	(15,846)

Net loss available to LDK Solar Co., Ltd. shareholders	(254,341)	(185,169)

Net loss per ADS, Diluted	$(2.00)	$(1.46)

Unaudited Condensed Consolidated Statement

of Comprehensive Income Information

Net loss	(228,433)	(177,158)
Other comprehensive (loss) income
Foreign currency exchange translation adjustment, net of nil tax	(6,486)	4,614
Fair value changes in available-for-sale equity security, net of tax effect	(2,693)	605
Comprehensive loss	(237,612)	(171,939)
Less: comprehensive loss attributable to noncontrolling interests	(1,368)	(326)
Less: comprehensive loss attributable to redeemable noncontrolling interests	(6,801)	(7,322)
Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(229,443)	(164,291)

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1- 408-245-8801